Exhibit 99.1

REGULATED INFORMATION

INSIDE INFORMATION

Nyxoah Announces Preliminary Results for the Third Quarter of 2026 and Adjusts Revenue Guidance for 2026

U.S. net revenue grows 29% sequentially, driving third quarter global preliminary net revenue of €9.2 million

PMA supplement submitted to the FDA to expand Genio’s U.S. indication to Complete Concentric Collapse patients

Mont-Saint-Guibert, Belgium – October 19, 2026, 2:00 pm CET / 08:00 am ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company that develops breakthrough treatment alternatives for Obstructive Sleep Apnea (OSA) through neuromodulation, today reported certain preliminary unaudited third quarter 2026 financial and operating results and adjusted revenue guidance for 2026.

Third Quarter 2026 – Preliminary Sales and Market Metrics

•	Financials

o	Global net revenue is expected to be approximately €9.2 million in the third quarter of 2026, which reflects 19% sequential growth over the second quarter of 2026

o	U.S. net revenue is expected to be approximately €6.7 million in the third quarter of 2026, which reflects 29% sequential growth over the second quarter of 2026

•	Leading U.S. commercial indicators

o	80 new surgeons trained in Q3, bringing the total to 342 surgeons trained

o	53 new accounts activated in Q3, bringing the total to 233 active high-volume accounts

o	447 patients actively under prior authorization entering Q4

•	Clinical and Regulatory

o	ACCCESS U.S. pivotal study met its co-primary efficacy endpoints and its safety endpoints in Complete Concentric Collapse (CCC) patients, with a 12-month AHI responder rate of 77.2% (p<0.001) and zero device- and procedure-related serious adverse events

o	Submitted a premarket approval (PMA) supplement to the FDA to expand Genio’s U.S. indication to CCC patients under Breakthrough Device Designation

o	Complete 12-month ACCCESS dataset presented at the International Surgical Sleep Society (ISSS) annual meeting, October 15-16, 2026

•	Liquidity

o	As of September 30, 2026, cash, cash equivalents and financial assets are expected to be approximately €77.0 million.

Revenue Guidance for the Full Year 2026

o	The Company now expects global net revenue for the full year 2026 to be in the range of €33 million to €35 million, compared to €36 million to €40 million previously.

“We delivered 29% sequential revenue growth in the U.S. in the third quarter, and our International business performed in line with our expectations. While we are disappointed to adjust our full year revenue guidance to €33 to €35 million, we are still pleased with the acceleration in growth. We continue to expect improving U.S. growth in Q4 compared to Q3 2026. The ramp in U.S. sales is more reflective of historical ramps for a new technology, as physicians and centers build experience with Genio. Our foundations are strong. Physicians and OSA patients want a choice in hypoglossal nerve stimulation therapy. We see this demand in the growing number of active accounts and trained surgeons in the U.S., and in the positive feedback we receive on the Genio system. We remain confident in our ability to drive durable growth in the U.S. and to improve care for OSA patients,” commented Liam Kelly, Nyxoah’s Chief Executive Officer.

The preliminary, unaudited revenue results and cash, cash equivalents and financial assets described in this press release are estimates only and are subject to revision until Nyxoah reports its full financial results for the third quarter of 2026, including in its Quarterly Report on Form 6-K.

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Nyxoah’s lead solution is the Genio system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study in 2024 and received approval from the FDA in August 2025, with the treatment of CCC patients included in the warning section of our indications for use.

For more information, please visit http://www.nyxoah.com.

Caution – CE marked since 2019. FDA approved in August 2025 as prescription-only device.

Forward-looking statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or management’s current expectations regarding the Genio system; the ACCCESS study and the results thereof; the potential advantages of the Genio system; Nyxoah’s goals with respect to the potential use of the Genio system; the PMA supplement submitted to the FDA and the timing and outcome of the FDA review; the Company’s commercialization strategy and entrance to the U.S. market; the Company’s (preliminary) results of operations, financial condition, liquidity, performance, prospects, growth, future revenue and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 26, 2026 and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward-looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person’s officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contacts:

Nyxoah

Loïc Moreau, Interim CFO

IR@nyxoah.com

Rémi Renard, Head of Investor Relations & Corporate Communication

IR@nyxoah.com